SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. )


                              Diomed Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    25454R207
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                January 22, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X ]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

CUSIP No.   25454R207
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     (1)  GRT Capital Partners, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          1,665,121


7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          1,665,121

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,665,121

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.49%

12.  TYPE OF REPORTING PERSON

          IA

----------

(1) GRT Capital Partners, L.L.C. may be deemed to be the beneficial owner of such securities by virtue of its role as the investment manager and/or general partner of the investment funds which own such securities.

 CUSIP No.  25454R207
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       GRT Health Care, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          1,665,121

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          1,665,121

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,665,121

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.49%

12.  TYPE OF REPORTING PERSON

          PN

CUSIP No.   25454R207
            ---------------------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     (1)  GRT Health Care GP, L.L.C.     01-0790279

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          1,665,121

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          1,665,121

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,665,121

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [_]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.49%

12.  TYPE OF REPORTING PERSON

          OO

----------

(1) GRT Health Care GP, L.L.C. may be deemed to be the beneficial owner of such securities by virtue of its role as the investment manager and/or general partner of the investment funds which own such securities.

CUSIP No.   25454R207
            ---------------------


Item 1(a).  Name of Issuer:

            Diomed Holdings, Inc.
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1 Dundee Park
            Andover, MA 01810
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            GRT Capital Partners, L.L.C.
            GRT Health Care, L.P.
            GRT Heath Care GP, L.L.C.
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            GRT Capital Partners, L.L.C.
            50 Milk Street, Floor 21
            Boston, MA 02109

            GRT Health Care, L.P.
            50 Milk Street, Floor 21
            Boston, MA 02109

            GRT Health Care GP, L.L.C.
            50 Milk Street, Floor 21
            Boston, MA 02109
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            GRT Capital Partners, L.L.C. - Delaware limited liability company GRT Health Care, L.P. - Delaware limited partnership
            GRT Health Care GP, L.L.C. -  Delaware limited liability company
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            25454R207
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)    Amount beneficially owned:

                  GRT Capital Partners, L.L.C. -  1,665,121
                  GRT Health Care, L.P. -  1,665,121
                  GRT Heath Care GP, L.L.C. -  1,665,121
            --------------------------------------------------------------------

     (b)    Percent of class:

                  GRT Capital Partners, L.L.C. -  5.49%
                  GRT Health Care, L.P. -  5.49%
                  GRT Heath Care GP, L.L.C. -  5.49%
            --------------------------------------------------------------------

     (c)    Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  GRT Capital Partners, L.L.C. - 0
                  GRT Health Care, L.P. - 0
                  GRT Heath Care GP, L.L.C. - 0
            --------------------------------------------------------------------

            (ii)  Shared power to vote or to direct the vote

                  GRT Capital Partners, L.L.C. - 1,665,121
                  GRT Health Care, L.P. - 1,665,121
                  GRT Heath Care GP, L.L.C. - 1,665,121
            --------------------------------------------------------------------

            (iii) Sole power to dispose or to direct the
                  disposition of

                  GRT Capital Partners, L.L.C. - 0
                  GRT Health Care, L.P. - 0
                  GRT Heath Care GP, L.L.C. - 0
            --------------------------------------------------------------------

            (iv) Shared power to dispose or to direct the disposition of

                  GRT Capital Partners, L.L.C. - 1,665,121
                  GRT Health Care, L.P. - 1,665,121
                  GRT Heath Care GP, L.L.C. - 1,665,121
            --------------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

            N/A
           --------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            N/A
            --------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

            N/A
            --------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

            N/A
            --------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            N/A
            --------------------------------------------------------------------

Item 10.  Certifications.

     By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 1, 2008

                                        ----------------------------------------
                                                        (Date)



                                        GRT Capital Partners, L.L.C.*


                                        By: /s/ Timothy A. Krochuk
                                        ----------------------------------
                                        Name: Timothy A. Krochuk
                                        Title: Authorized Person


                                        GRT Health Care, L.P.*


                                        By: /s/ Timothy A. Krochuk
                                        ----------------------------------
                                        Name: Timothy A. Krochuk
                                        Title: Authorized Person


                                        GRT Health Care GP, L.L.C.*
                                        ----------------------------------


                                        By: /s/ Timothy A. Krochuk
                                        ----------------------------------
                                        Name: Timothy A. Krochuk
                                        Title: Authorized person


* The Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

                                                                      EXHIBIT A

                                    AGREEMENT


     The undersigned agree that this Schedule 13G dated February 1, 2008 relating to the Common Stock of shall be filed on behalf of the undersigned.


                                        GRT Capital Partners, L.L.C.*


                                        By: /s/ Timothy A. Krochuk
                                        ----------------------------------
                                        Name: Timothy A. Krochuk
                                        Title: Authorized Person


                                        GRT Health Care, L.P.


                                        By: /s/ Timothy A. Krochuk
                                        ----------------------------------
                                        Name: Timothy A. Krochuk
                                        Title: Authorized Person


                                        GRT Health Care GP, L.L.C.


                                        By: /s/ Timothy A. Krochuk
                                        ----------------------------------
                                        Name: Timothy A. Krochuk
                                        Title: Authorized person




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